# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARAVAI LIFESCIENCES HOLDINGS, INC., CIK 0001823239
CUSIP: 56600D107
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10770 Wateridge Circle, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001237237

## Reporting persons
- Hudson View Holdings LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 5,941,520; shared voting power 0; sole dispositive power 5,941,520; shared dispositive power 0; aggregate amount beneficially owned 5,941,520 (4.1% of the class)
- Hudson View Capital LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 5,941,520; shared voting power 0; sole dispositive power 5,941,520; shared dispositive power 0; aggregate amount beneficially owned 5,941,520 (4.1% of the class)
- JD Squared Holdings II LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (2.07% of the class)
- JD Squared Capital II LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (2.07% of the class)
- Stuart Feldman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 8,941,520; shared voting power 0; sole dispositive power 8,941,520; shared dispositive power 0; aggregate amount beneficially owned 8,941,520 (6.17% of the class)
- Matthew Barkoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,784,077; shared voting power 0; sole dispositive power 2,784,077; shared dispositive power 0; aggregate amount beneficially owned 2,784,077 (1.92% of the class)
- Joshua Wool: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 355,000; shared voting power 0; sole dispositive power 355,000; shared dispositive power 0; aggregate amount beneficially owned 355,000 (0.24% of the class)

## Item 1. Issuer
Name of issuer: MARAVAI LIFESCIENCES HOLDINGS, INC.
Address of issuer's principal executive offices: 10770 Wateridge Circle Suite 200, San Diego, California 92121

## Item 2. Person Filing
Name of person filing:
(1) Hudson View Holdings LLC
(2) Hudson View Capital LLC
(3) JD Squared Holdings II LLC
(4) JD Squared Capital II LLC
(5) Stuart Feldman
(6) Matthew Barkoff
(7) Joshua Wool
Address of principal business office or, if none, residence:
(1) Hudson View Holdings LLC: 250 West 55th Street, 35th Floor, New York, New York 10019
(2) Hudson View Capital LLC: 250 West 55th Street, 35th Floor, New York, New York 10019
(3) JD Squared Holdings II LLC: 250 West 55th Street, 35th Floor, New York, New York 10019
(4) JD Squared Capital II LLC: 250 West 55th Street, 35th Floor, New York, New York 10019
(5) Stuart Feldman: c/o Hudson View Holdings LLC, 250 West 55th Street, 35th Floor, New York, New York 10019
(6) Matthew Barkoff: c/o Hudson View Holdings LLC, 250 West 55th Street, 35th Floor, New York, New York 10019
(7) Joshua Wool: c/o Hudson View Holdings LLC, 250 West 55th Street, 35th Floor, New York, New York 10019
Citizenship:
(1) Hudson View Holdings LLC: Delaware
(2) Hudson View Capital LLC: Delaware
(3) JD Squared Holdings II LLC: Delaware
(4) JD Squared Capital II LLC: Delaware
(5) Stuart Feldman: United States
(6) Matthew Barkoff: United States
(7) Joshua Wool: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,080,597
Percent of class: 8.33%
Sole power to vote or to direct the vote:
(1) Hudson View Holdings LLC: 5,941,520
(2) Hudson View Capital LLC: 5,941,520
(3) JD Squared Holdings II LLC: 3,000,000
(4) JD Squared Capital II LLC: 3,000,000
(5) Stuart Feldman: 8,941,520
(6) Matthew Barkoff: 2,784,077
(7) Joshua Wool: 355,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
(1) Hudson View Holdings LLC: 5,941,520
(2) Hudson View Capital LLC: 5,941,520
(3) JD Squared Holdings II LLC: 3,000,000
(4) JD Squared Capital II LLC: 3,000,000
(5) Stuart Feldman: 8,941,520
(6) Matthew Barkoff: 2,784,077
(7) Joshua Wool: 355,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The members of the group are Stuart Feldman, Matthew Barkoff, Hudson View Holdings LLC, Hudson View Capital LLC, JD Squared Holdings II LLC, JD Squared Capital II LLC and Joshua Wool.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G in respect of Maravai LifeSciences Holdings, Inc. filed on May 29, 2025)
99.2 Power of Attorney (incorporated by reference to Exhibit 99.2 to the Schedule 13G in respect of Mural Oncology plc filed on May 14, 2025)

## Signatures
- Hudson View Holdings LLC: /s/ Jeffrey Goldberg, Authorized Signatory (11/13/2025)
- Hudson View Capital LLC: /s/ Jeffrey Goldberg, Authorized Signatory (11/13/2025)
- JD Squared Holdings II LLC: /s/ Jeffrey Goldberg, Authorized Signatory (11/13/2025)
- JD Squared Capital II LLC: /s/ Jeffrey Goldberg, Authorized Signatory (11/13/2025)
- Stuart Feldman: /s/ Joseph Brucchieri, Attorney-in-fact (11/13/2025)
- Matthew Barkoff: /s/ Matthew Barkoff, Individual (11/13/2025)
- Joshua Wool: /s/ Joshua Wool, Individual (11/13/2025)